Zeleno LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
4005 Revenue	65,591.52
4010 Discounts	-1,021.96
Total Income	**$64,569.56**
Cost of Goods Sold	
5005 COGS	0.00
5010 Food	31,445.13
Total 5005 COGS	**31,445.13**
Total Cost of Goods Sold	**$31,445.13**
GROSS PROFIT	**$33,124.43**
Expenses	
6005 Advertising & Marketing	1,941.03
6010 Auto Expense	530.80
6895 Gas	46.39
Total 6010 Auto Expense	**577.19**
6020 Bank Charges & Fees	822.40
6025 Merchant Fees	2,605.66
6100 Job Supplies	7,997.56
6150 Insurance	720.47
6200 Smallwares	5,740.73
6250 Legal & Professional Services	0.00
6300 Office Supplies & Software	2,861.18
6400 Uniforms	469.96
6600 Interest Paid	757.28
6700 Payroll Expenses	0.00
6710 Salary & Wages	20,702.54
6720 Payroll Taxes	-216.40
6750 Payroll Processing Fees	625.00
Tips (deleted)	0.00
Total 6700 Payroll Expenses	**21,111.14**
6755 Contractors	1,665.05
6800 Rent & Lease	0.00
6810 Rent - 1605 Connecticut Ave	7,000.00
Total 6800 Rent & Lease	**7,000.00**
6820 Repairs & Maintenance	646.11
6850 Storage Rental	1,001.00
6860 Travel	0.00
6875 Airlines	901.77
6880 Tolls and Parking	8.00

Zeleno LLC

Profit and Loss
January - December 2020

	TOTAL
6885 Business Meals	2,620.70
Total 6860 Travel	**3,530.47**
6900 Utilities	0.00
6910 Cable & Internet	379.85
6930 Pest Control	101.50
Total 6900 Utilities	**481.35**
Other Business Expenses	11,324.30
Total Expenses	**$71,252.88**
NET OPERATING INCOME	$ -38,128.45
Other Expenses	
7000 Amortization Expense	181.00
7100 Depreciation Expense	90,240.63
Total Other Expenses	**$90,421.63**
NET OTHER INCOME	$ -90,421.63
NET INCOME	$ -128,550.08

Zeleno LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
1010 TD BUSINESS PREMIER CHECKING (9580)	1,364.27
Total Bank Accounts	**$1,364.27**
Accounts Receivable	
1200 Credit Card Receivables	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
1400 Inventory Asset	0.00
Total Other Current Assets	**$0.00**
Total Current Assets	**$1,364.27**
Fixed Assets	
1510 Furniture & Fixtures	2,400.00
1520 Kitchen Equipment	1,471.05
1530 Smallware	0.00
1550 Leasehold Improvements	85,317.73
1560 Organizational Costs	8,132.40
1570 Computer Equipment Toast	1,051.85
1580 Accumulated Depreciation	-90,240.63
1590 Accumulated Amortization	-181.00
Total Fixed Assets	**$7,951.40**
TOTAL ASSETS	**$9,315.67**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
1050 Chase 0565	8,182.59
Total Credit Cards	**$8,182.59**
Other Current Liabilities	
2200 DC Sales Tax Payable	6,481.37
Toolbox Loan-Intercompany	80,000.00
Total Other Current Liabilities	**$86,481.37**
Total Current Liabilities	**$94,663.96**
Total Liabilities	**$94,663.96**
Equity	
3000 Opening Balance Equity	-80,000.00
3100 Owner's Investment	120,000.00
3200 Owner's Pay & Personal Expenses	-1,899.00
3999 Retained Earnings	5,100.79
Net Income	-128,550.08
Total Equity	**$ -85,348.29**
TOTAL LIABILITIES AND EQUITY	**$9,315.67**

Zeleno LLC

Statement of Cash Flows
January - December 2020

	TOTAL
OPERATING ACTIVITIES	
Net Income	-128,550.08
Adjustments to reconcile Net Income to Net Cash provided by operations:	0.00
1200 Credit Card Receivables	0.00
1400 Inventory Asset	0.00
1580 Accumulated Depreciation	90,240.63
1590 Accumulated Amortization	181.00
1050 Chase 0565	8,182.59
2200 DC Sales Tax Payable	6,481.37
Toolbox Loan-Intercompany	80,000.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**185,085.59**
Net cash provided by operating activities	**$56,535.51**
INVESTING ACTIVITIES	
1510 Furniture & Fixtures	-2,400.00
1520 Kitchen Equipment	-1,471.05
1530 Smallware	0.00
1550 Leasehold Improvements	-85,317.73
1560 Organizational Costs	-8,132.40
1570 Computer Equipment Toast	-1,051.85
Net cash provided by investing activities	**$ -98,373.03**
FINANCING ACTIVITIES	
3000 Opening Balance Equity	-80,000.00
3100 Owner's Investment	120,000.00
3200 Owner's Pay & Personal Expenses	-1,899.00
3999 Retained Earnings	5,100.79
Net cash provided by financing activities	**$43,201.79**
NET CASH INCREASE FOR PERIOD	**$1,364.27**
CASH AT END OF PERIOD	**$1,364.27**